Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine month periods ended September 30, 2024

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at		September 30	December 31
($CAD thousands)	note	2024	2023
Assets
Current assets
Cash and cash equivalents		$37,709	$109,525
Accounts receivable	4	48,663	34,680
Inventories		16,120	13,863
Prepaid expenses and deposits		6,216	5,746
Risk management contracts	8	9,697	-
		118,405	163,814
Non-current assets
Property, plant and equipment	6	977,059	941,374
Deferred income tax asset		68,295	68,295
		1,045,354	1,009,669
		1,163,759	1,173,483
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	52,825	59,850
Current portion of long-term debt	9	90,443	44,321
Warrant liability	12	25,303	18,630
Taxes payable		1,063	1,063
Current portion of lease liabilities		7,014	6,002
Risk management contracts	8	-	417
		176,648	130,283
Non-current liabilities
Long-term debt	9	218,118	332,029
Lease liabilities		3,846	7,722
Decommissioning liabilities	7	22,763	8,449
		244,727	348,200
		421,375	478,483
Shareholders’ equity
Share capital	10, 11	162,534	158,515
Contributed surplus	10, 11	10,304	9,788
Retained earnings		569,546	526,697
		742,384	695,000
		$1,163,759	$1,173,483

Related party transactions (note 11)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors.

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Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD thousands, except per share amounts)	note	2024	2023	2024	2023
Revenues
Oil sales	5	$193,643	$160,967	$614,077	$514,240
Royalties		(8,698)	(7,387)	(24,932)	(17,682)
Oil sales, net of royalties		184,945	153,580	589,145	496,558
Realized loss on risk management contracts	8	(6,087)	-	(28,682)	(6,957)
Unrealized gain (loss) on risk management contracts	8	36,012	(7,605)	10,114	8,552
		214,870	145,975	570,577	498,153
Expenses
Diluent expense		67,889	52,089	244,116	227,972
Transportation and marketing		12,481	12,796	38,993	42,396
Operating expenses		40,655	38,442	112,000	113,881
General and administrative		4,815	3,303	13,433	8,135
Stock-based compensation	11	2,365	9,157	5,785	9,808
Financing and interest		15,389	73,130	48,604	93,844
Depletion and depreciation	6	17,090	13,746	52,246	51,781
Exploration expenses		630	516	1,764	3,335
Other income		(680)	(926)	(3,382)	(1,592)
Transaction costs	3	-	4,083	-	8,324
Listing expense	3	-	110,704	-	110,704
Loss (gain) on revaluation of warrants	12	(389)	(32,277)	6,673	(32,277)
Foreign exchange loss (gain)		(4,291)	5,877	7,496	(650)
Total expenses		155,954	290,640	527,728	635,661
Net income (loss) before taxes		$58,916	$(144,665)	$42,849	$(137,508)
Income tax recovery		-	5,976	-	6,494
Net income (loss) and comprehensive income (loss)		$58,916	$(138,689)	$42,849	$(131,014)
Net income (loss) per share
Basic	10	$0.85	$(2.72)	$0.62	$(2.64)
Diluted	10	$0.82	$(2.72)	$0.60	$(2.64)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Nine months ended September 30
($CAD Thousands)	note	2024	2023
Share capital
Balance, beginning of period		$158,515	$15
Issuance of share on exercise of share units	10, 11	4,019	-
Issuance on exercise of bond warrants		-	38,911
Issuance to MBSC shareholders		-	62,959
Issuance of shares for PIPE investments		-	56,630
Balance, end of period		162,534	158,515
Contributed surplus
Balance, beginning of period		9,788	44,674
Stock-based compensation	11	5,785	9,808
Issuance of shares on exercise of share units	10, 11	(5,269)	(1,202)
Exercise of bond warrants		-	(43,492)
Balance, end of period		10,304	9,788
Retained earnings
Balance, beginning of period		526,697	793,082
Common shares repurchased and cancelled		-	(41,464)
Deemed dividend on De-Spac transaction		-	(59,388)
Exercise of bond warrants		-	4,580
Exercise of performance warrants		-	1,202
Issuance of warrants		-	(35,644)
Net income (loss) and comprehensive income (loss)		42,849	(131,014)
Balance, end of period		569,546	531,354
Total shareholders’ equity		$742,384	$699,657

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD Thousands)	note	2024	2023	2024	2023
Operating activities
Net income (loss)		$58,916	$(138,689)	$42,849	$(131,014)
Items not affecting cash:
Income tax recovery		-	(5,976)	-	(6,494)
Unrealized loss (gain) on risk management contracts	8	(36,012)	7,605	(10,114)	(8,552)
Depletion and depreciation	6	17,632	14,401	52,718	52,058
Stock-based compensation	11	2,365	9,157	5,785	9,808
Accretion	7	631	229	1,804	670
Other non-cash expenses		35	17	68	51
Foreign exchange loss (gain)		(4,291)	5,639	7,496	(893)
Amortization of debt issuance costs	9	4,217	61,280	10,621	60,303
Loss (gain) on revaluation of warrants	12	(389)	(32,277)	6,673	(32,277)
Listing expense		-	110,704	-	110,704
Change in non-cash working capital	13	(60,979)	9,783	(33,548)	6,653
Cash provided by (used in) operating activities		(17,875)	41,873	84,352	61,017
Financing activities
Issuance of long-term debt net of issuance costs		-	382,454	-	382,454
Repayment of long-term debt		(84,278)	(294,647)	(84,278)	(294,647)
Debt redemption premium		(4,214)	(19,152)	(4,214)	(19,152)
Issuance of common shares		-	67,115	-	67,115
Common shares repurchased		-	(41,464)	-	(41,464)
Deemed dividend on De-SPAC transaction		-	(59,388)	-	(59,388)
De-Spac transaction costs		-	(34,817)	-	(34,817)
Payment of lease liabilities		(92)	(36)	(192)	(48)
Cash provided by (used in) financing activities		(88,584)	65	(88,684)	53
Investing activities
Property, plant and equipment expenditures	6	(21,175)	(9,587)	(74,919)	(14,015)
Acquisitions	6	-	-	(3,714)	-
Contributions to restricted cash		-	3,584	-	(8,466)
Change in non-cash working capital (accrued additions to PP&E)	13	4,434	(7,296)	8,319	(8,404)
Cash used in investing activities		(16,741)	(13,299)	(70,314)	(30,885)
Exchange rate impact on cash and cash equivalents held in foreign currency		932	455	2,830	428
Change in cash and cash equivalents		(122,268)	29,094	(71,816)	30,613
Cash and cash equivalents, beginning of period		159,977	36,882	109,525	35,363
Cash and cash equivalents, end of period		$37,709	$65,976	$37,709	$65,976

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023

(Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 3 De-Spac Transaction for additional information. On January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”) and on April 4, 2024, MBSC was dissolved. These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned direct subsidiaries.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2023 (the “Annual Financial Statements”). The interim consolidated financial statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

In these interim consolidated financial statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in Canada, and all of its revenue is earned there.

These interim consolidated financial statements were approved by Greenfire’s Board of Directors on November 14, 2024.

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3.	De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense.

For the three and nine months ended September 30, 2024, the Company expensed $nil (2023 – $4.1 million) and $nil (2023 – $8.3 million) in transaction costs related to the De-Spac Transaction, respectively.

4.	FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All financial risk management contracts are classified at fair value through profit and loss (level 2). Financial risk management contracts are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive income (loss) in the period in which they arise.

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The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model (level 2).

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Commodity price risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and certain operating expenses due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the financial liabilities as at September 30, 2024:

	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	$52,825	$-	$-	$52,825
Lease liabilities[1]	7,670	2,844	1,796	12,310
Long-term debt[2]	90,443	97,151	134,990	322,584
Total financial liabilities	$150,938	$99,995	$136,786	$387,719

(1)	These amounts include the notional principal and interest payments.

(2)	Amounts represent the undiscounted principal repayments excluding transaction costs (note 9).

Foreign exchange risk

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes (note 9) and US Dollar denominated cash, cash equivalents, accounts receivables and accounts payables, and accrued liabilities. As at September 30, 2024, Greenfire’s net foreign exchange risk exposure was a US$237.6 million liability (December 31, 2023 – US$257.4 million liability), and a 10% change in the foreign exchange rate would result in a $32.1 million change in the foreign exchange gain or loss.

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Credit risk

As at ($ thousands)	September 30, 2024	December 31, 2023
Trade receivables	$30,367	$22,452
Joint interest receivables	18,296	12,228
Accounts receivable	$48,663	$34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At September 30, 2024, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Trade receivables consisted of balances receivable from two counterparties, representing 84% and 16% of the amounts outstanding, respectively (December 31, 2023- 100% receivable from a single company). At September 30, 2024, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2023- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due and no accounts have been written off.

5.	Revenue

	Three months ended September 30		Nine months ended September 30
($ thousands)	2024	2023	2024	2023
Diluted bitumen sales	$187,066	$153,482	$595,724	$496,659
Bitumen sales	6,577	7,485	18,353	17,581
Oil sales	$193,643	$160,967	$614,077	$514,240

The Company has long-term marketing agreements with a single counterparty (“Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”) until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses.

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6.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2022	$1,057,316	$969	$629	$1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Expenditures on PP&E	74,919	-	-	74,919
Acquisitions	16,197	-	-	16,197
Right-of-use asset additions	-	907		907
Change in decommissioning liabilities	27	-	-	27
Balance as at September 30, 2024	1,181,898	14,665	618	1,197,181
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Depletion and depreciation (1)(2)	56,104	198	63	56,365
Balance as at September 30, 2024	219,256	441	425	220,122
Net Book Value
Balance at December 31, 2023	927,603	13,515	256	941,374
Balance at September 30, 2024	$962,642	$14,224	$193	$977,059

(1)	As at September 30, 2024 $0.5 million of DD&A was capitalized to inventory (December 31, 2023- $0.2 million).

(2)	Includes capitalized lease payments and related interest of $3.6 million (2023 -$nil).

On February 22, 2024, Greenfire acquired natural gas assets in the Hangingstone area for consideration of $2.5 million. This acquisition resulted in an increase in PP&E of $12.7 million, including $10.2 million of future decommissioning obligations. On April 19, 2024, Greenfire acquired heavy oil assets in the Athabasca region of Northern Alberta for consideration of $1.2 million. This acquisition resulted in an increase in PP&E of $3.5 million, including $2.3 million of future decommissioning obligations. The Company applied the optional IFRS 3 concentration test to these acquisitions which resulted in the acquired assets being accounted for as asset acquisitions.

No indicators of impairment were identified at September 30, 2024, and as such no impairment test was performed.

7.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. In 2024, the Company acquired certain natural gas and heavy oil assets in the Athabasca region of Northern Alberta and recognized $12.5 million of future decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $288.4 million (December 31, 2023 - $206.5 million). For the three and nine months ended September 30, 2024, a credit-adjusted discount rate of 12% (December 31, 2023 -12%) and an inflation rate of 2.0% (December 31, 2023 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $2.3 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2071.

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A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	September 30, 2024	December 31, 2023
Balance, beginning of period	$8,449	$7,543
Acquisitions	12,483	-
Liabilities incurred	27	-
Accretion expense	1,804	906
Balance, end of period	$22,763	$8,449

8.	RISK MANAGEMENT CONTRACTS

The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (see note 9) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed monthly for the duration of time that at least US$100 million of the 2028 Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis, with each counterparty. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at September 30, 2024	As at December 31, 2023
($ thousands)	Asset (Liability)	Asset (Liability)
Gross amount	$9,816	$(417)
Amount offset	(119)	-
Risk management contracts – asset (liability)	$9,697	$(417)

As at September 30, 2024, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)	Volume (bbls/d)	Swap Price (US$/bbl)
Q4 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	58.23	84.46	-	-
Q2 2025	8,600	59.50	86.34	-	-
Q3 2025	8,600	56.16	80.72	-	-

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Subsequent to September 30, 2024, Greenfire entered into the following financial commodity risk management contracts:

	WTI- Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)
October 2025	8,600	55.40	79.13
November 2025	4,300	55.00	79.80

At September 30, 2024, a US$5 increase or decrease in the price of WTI has a $nil impact on the WTI Costless Collar contracts. The following table summarizes the sensitivity to price changes for Greenfire’s WTI Fixed Price Swaps:

	Change in WTI
As at September 30, 2024 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl
Increase (decrease) to fair value of the WTI Fixed Price Swaps	$(5,290)	$5,290

The Company’s commodity risk management contracts are held with two large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

9.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and is secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

As at ($ thousands)	September 30, 2024	December 31, 2023
Senior secured notes (“2028 Notes”) $US	$238,969	$300,000
Foreign exchange rate	1.3499	1.3226
Senior secured notes (“2028 Notes”) $CAD	322,584	396,780
Unamortized debt discount and debt issue costs	(14,023)	(20,430)
Total term debt	$308,561	$376,350
Current portion of long-term debt	90,443	44,321
Long-term debt	$218,118	$332,029

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The indenture governing the 2028 Notes (the “2028 Indenture”) contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(1), and to limit capital expenditures to CAD$100 million annually until the outstanding principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at September 30, 2024 the Company was compliant with all covenants.

(1)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

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The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its Excess Cash Flow (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(2) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed $84.3 million (US$61.0 million) of the 2028 Notes under the ECF Sweep. The next redemption is due by March 6, 2025.

The Company may make additional redemptions of some or all of the 2028 Notes on or after October 1, 2025, inclusive of a “make whole” premium, as set out in the table below. At any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest. The following table discloses the redemption amount including the “make whole” premium on redemption of the 2028 Notes:

2028 Notes
On or after October 1, 2025 to October 1, 2026	106%
On or after October 1, 2026 to October 1, 2027	103%
On or after October 1, 2027	100%

As at September 30, 2024, the carrying value of the Company’s long-term debt was $308.6 million and the fair value was $349.4 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million). The 2028 Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(2)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS 17 – Leases (superseded).

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Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis. As at September 30, 2024, the Company had $54.0 million (December 31, 2023 - $54.3 million) in letters of credit outstanding under the EDC Facility.

10.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at September 30, 2024 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	September 30, 2024		December 31, 2023
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	68,642,515	$158,515	1	$15
Issuance of new common shares per De-Spac Transaction	-	-	43,690,533	-
Issuance for exercise of bond warrants	-	-	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	-	-	5,005,707	62,959
Issuance of new common shares for PIPE investment	-	-	4,177,091	56,630
Issued on exercise of share units	825,549	4,019	-	-
Balance, end of period	69,468,064	$162,534	68,642,515	$158,515

Per share amounts

Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction. The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2024	2023	2024	2023
Weighted average shares outstanding- basic	69,334,328	51,056,330	69,060,811	49,634,415
Dilutive effect of performance warrants	1,673,373	-	1,569,344	-
Dilutive effect of share units	1,230,442	-	929,878	-
Weighted average shares outstanding- diluted	72,238,143	51,056,330	71,560,034	49,634,415
Basic $ per share	$0.85	$(2.72)	$0.62	$(2.64)
Diluted $ per share	$0.82	$(2.72)	$0.60	$(2.64)

For the three and nine months ended September 30, 2023, 3.3 million performance warrants were anti-dilutive.

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11.	INCENTIVE COMPENSATION

Issued and Outstanding Share Units

A summary of the performance warrants (“PWs”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”), collectively the share units, issued and outstanding is as follows:

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2023	3,895,449	-	-	-	3,895,449
Granted	186,257	-	-	-	186,257
Forfeited	(38,820)	-	-	-	(38,820)
Cancelled	(425,870)	-	-	-	(425,870)
Balance, September 31, 2023	3,617,016	-	-	-	3,617,016
Exercisable, September 30, 2023	3,617,016	-	-	-	3,617,016

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617,016	-	-	-	3,617,016
Granted	-	671,724	919,351	17,158	1,608,233
Exercised	(1,080,521)	(268,100)	-	-	(1,348,621)
Forfeited	(16,992)	(12,768)	(38,982)	-	(68,742)
Balance, September 30, 2024	2,519,503	390,856	880,369	17,158	3,807,886
Exercisable, September 30, 2024	2,519,503	-	-	17,158	2,536,661

Stock-based compensation

	Three months ended September 30		Nine months ended September 30
($ thousands)	2024	2023	2024	2023
Performance warrants (PWs)	$-	$9,157	$-	$9,808
Restricted share units (RSUs)	1,476	-	3,710	-
Performance share units (PSUs)	821	-	1,932	-
Deferred share units (DSUs)	68	-	143	-
	$2,365	$9,157	$5,785	$9,808

Performance warrants

The PWs expire 10 years after the issuance date and became fully vested with the closing of the De-Spac Transaction on September 20, 2023. The PW plan was replaced by the omnibus share incentive plan (the “Incentive Plan”).

Incentive plan

The Company’s incentive plan provides for the granting of DSUs, PSUs, RSUs and options. The aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any of the Company’s other share compensation arrangements, including Common Shares issuable on exercise of PWs. RSUs, PSUs and DSUs can be settled in either cash or shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Director’s intention to settle all incentive units with shares issued from treasury, therefore the incentive units have been accounted for as equity-settled compensation.

DSUs are issued to independent members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director. DSUs are valued based on the grant date share price.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date. RSUs are valued based on their grant date share price.

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PSUs granted under the Incentive Plan vest on the third anniversary of the grant date, provided that the Company satisfies certain performance criteria identified by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. PSUs have been granted with either market-based (“Market PSUs”) or non-market operations-based (“Operations PSUs”) performance criteria. Market PSUs are valued using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%. Operations PSUs are valued based on the share price at the time of grant multiplied by the expected number of shares to be issued. The award value of the Operations PSUs is adjusted at each reporting date for the expected number of shares to be issued, with the cumulative change recognized in net income (loss).

Related party transaction

On April 19, 2024, the Company entered into a consulting agreement with M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company’s Board of Directors, who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the consulting agreement continues until the earlier of April 18, 2029, and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan, which vest in four quarterly instalments starting in the second quarter of 2024. The terms of the MBSC Sponsor Consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the RSUs issued to MBSC Sponsor was $4.3 million. During the three and nine months ended September 30, 2024, the Company recognized an expense of $1.3 million and $3.2 million, respectively, and issued 125,000 and 250,000 common shares upon vesting of the RSUs.

12.	WARRANT LIABILITY

In conjunction with the De-Spac transaction (note 3), the Company issued approximately 7.5 million warrants, entitling each warrant holder to purchase one common share of Greenfire. The outstanding warrants expire on October 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income (loss). The following table reconciles the warrant liability.

	Nine months ended September 30, 2024		Year ended December 31, 2023
($ thousands)	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	7,526,667	$18,630	-	$-
Warrants issued	-	-	5,000,000	35,644
MBSC warrants converted	-	-	2,526,667	17,959
Change in fair value	-	6,673	-	(34,973)
Balance, end of period	7,526,667	$25,303	7,526,667	$18,630
Common shares issuable on exercise	7,526,667	-	7,526,667	-

Greenfire Resources Ltd.	2024 Q3 Financial Statements | 16

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	September 30, 2024	December 31, 2023
Share price $USD	$7.45	$4.86
Exercise price $USD	$11.50	$11.50
Average risk-free interest rate	3.51%	3.17%
Average expected volatility (1)	56%	69%
Average expected life (years)	4.00	4.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2024	2023	2024	2023
Change in accounts receivable	$(20,447)	$(4,882)	$(13,983)	$(7,085)
Change in inventories	(2,600)	(3,550)	(2,257)	304
Change in prepaid expenses and deposits	(3,144)	1,575	(470)	2,478
Change in accounts payable and accrued liabilities	(29,950)	9,339	(7,025)	2,613
	(56,141)	2,482	(23,735)	(1,690)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(15)	-	(1,250)	-
Unrealized foreign exchange gain (loss) related to working capital	(389)	5	(244)	(61)
	(56,545)	2,487	(25,229)	(1,751)
Related to operating activities	(60,979)	9,783	(33,548)	6,653
Related to investing activities	4,434	(7,296)	8,319	(8,404)
Net change in non-cash working capital	$(56,545)	$2,487	$(25,229)	$(1,751)
Cash interest paid (included in operating activities)	$(22,192)	$(21,229)	$(49,027)	$(39,024)
Cash interest received (included in operating activities)	$621	$293	$3,392	$946

Greenfire Resources Ltd.	2024 Q3 Financial Statements | 17

Corporate Information

Directors

Matthew Perkal (1)(2)

Jonathan Klesch

W. Derek Aylesworth (2)(3)

Robert Logan

(1)	Interim Chair of the Board of Directors
(2)	Audit and Reserves Committee
(3)	Chair of the Audit and Reserves Committee

Officers

Robert Logan MPBE, P.Eng

President, and Chief Executive Officer

Tony Kraljic, CA

Chief Financial Officer

Jonathan Kanderka, P.Eng

Chief Operating Officer

Kevin Millar C.E.T.

SVP Operations & Steam Chief

Albert MA P.Eng

SVP Engineering

Crystal Park P.Eng, MBA

SVP Corporate Development

Charles R. Kraus

Corporate Secretary

Head Office

Calgary, Alberta, Canada

T2P 2V7

www.greenfireres.com

NYSE: GFR

TSX: GFR

Solicitors

Burnet, Duckworth, & Palmer LLP

2400, 525 – 8th Avenue SW

Calgary, Alberta, Canada

T2P 1G1

Carter Ledyard & Milburn LLP

41st Floor

28 Liberty Street

New York, New York 10005

Bankers

Bank of Montreal

595-8 Avenue SW

Calgary, Alberta, Canada

T2P 1G1

Auditor

Deloitte LLP

850 2nd Street SW

Calgary, Alberta, Canada

T2P 0R8

Reserve Engineers

McDaniel & Associates Consultants Ltd.

2200, 255 – 5th Avenue SW

Calgary, Alberta, Canada

T2P 3G6

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